MANAGEMENT'S DISCUSSION & ANALYSIS

STRATHMORE MINERALS CORP.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

Strathmore Minerals Corp. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States. Management believes that the development of uranium properties presents an opportunity for the following reasons:

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Increased worldwide energy demand

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Increased demand for uranium.

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Uranium Demand/Supply Imbalance, resulting in significantly higher uranium prices

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Potential for increased demand from developing countries as they construct new nuclear power plants

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The Company’s advanced uranium projects are located in the United States where the domestic annual demand for uranium exceeds 50 million pounds, while production totals approximately  3-4  million pounds per year.

This increased demand and higher prices has stimulated new exploration and development of both new and previously explored uranium properties.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended September 30, 2007 (the "Financial Statements"). The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 20, 2007.

Plan of Arrangement with Fission Energy Corp.

During the first quarter, Strathmore announced that it intended to enhance shareholder value by spinning off its Canadian and Peruvian exploration properties, in addition to $500,000 cash into a separate publicly traded company. At the Company’s Annual General and Special Shareholder’s meeting held in Vancouver on June 19, shareholders unanimously approved the spin-off and Fission Energy Corp. (“Fission”) was created to hold the spin-out assets. The Plan of Arrangement (the “Plan”) with Fission received British Columbia Supreme Court approval on June 22nd, and TSX Exchange and other regulatory approvals were received shortly thereafter.

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Plan of Arrangement with Fission Energy Corp. (Cont’d)

Under the Plan, Strathmore shareholders received one new share of Strathmore Minerals Corp. and .333 shares of Fission Energy Corp. for each previously held share of Strathmore. The fair market value of distributed shares of Fission on July 17, 2007, the effective date of the Plan, to be 26.51% of the value of the previously held share of Strathmore. Shareholders are reminded that this determination of Fair Market Value is not binding on the Canada Revenue Agency or the US Internal Revenue Service. The above information is not intended to be, nor should it be considered to be legal or tax advice to any particular Shareholder, Option holder, or Warrant holder. Shareholders should consult with their tax advisors and review the Management Information Circular dated May 8, 2007.

Fission began trading as a new public company on July 25 on the TSX Venture Exchange under the symbol FIS.V, Strathmore Minerals Corp continues to trade on the TSX Venture Exchange under the symbol STM.V. Upon completion of the Plan, all of Strathmore’s uranium exploration and development properties are now located in the United States.

Performance Summary and Update

The Company's primary objective is to locate, evaluate and acquire uranium properties and to finance their exploration and development through equity financing, by way of joint venture, option agreements or other means. The Company's current properties are located in the United States.

During the first two calendar quarters of 2003, the spot price of uranium remained at the low price of approximately $10US/lb. However, by the third and fourth calendar quarters of 2003, the price increased to the $12-14 US/lb range. At this time, Management decided to aggressively pursue the acquisition of new uranium properties in both the United States and Canada.  The Company successfully acquired or negotiated the right to acquire additional uranium properties in the states of New Mexico and Wyoming in the United States, and the provinces of Quebec, Alberta and Saskatchewan in Canada.

During 2004, the price of uranium increased from approximately $14US/lb to $21.00US/lb. Strathmore continued to acquire uranium properties, adding to its portfolio in both Canada and the United States. In addition, the Company raised over $10 million CDN through several equity private placements during the year.

In 2005, the Company continued to acquire properties in the United States and Canada. In January, a $15,000,000 CDN equity private placement was completed primarily with institutional investors. In March, Management made a decision to advance its core area uranium properties in New Mexico towards production. The Company established a full-time mine development office in Santa Fe, New Mexico, and hired 2  professionals, with over 65 years experience, to facilitate the  mine development process. The mine permitting initiative at the Company’s Church Rock, New Mexico property has commenced. In Wyoming and New Mexico the Company continued its acquisition strategy and assembled additional land holdings strategic to its existing property portfolio.

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Performance Summary and Update (Cont’d….)

During 2006, the uranium spot price began the year at $37.50 US/lb. and reached a new all-time high of $72 US/lb. by the end of the year. Development problems at Cameco’s Cigar Lake uranium deposit during the second half of 2006 removed approximately 18-20 million pounds of expected production from the market place, causing the uranium price to surge to the upside. During the nine month period ending September 30, 2007 the spot price of uranium continued its uptrend to approximately $138 US/lb, before declining to approximately $90 US/lb at the time of writing.

The Company continued to execute its strategy of advancing its core area Wyoming and New Mexico properties towards production. During the 2007 calendar year, exploration and development will continue on the uranium projects discussed herein.

New Mexico Properties

Roca Honda Project

The Roca Honda property represents the Company’s most significant uranium resource with a 43-101 compliant, measured & indicated resource of 17,512,000 lbs U3O8, and an inferred resource in excess of 15.8 million lbsU3O8.

In July, the Company completed the Joint Venture agreement with Sumitomo Corp. of Japan to develop the Roca Honda Project. Under the terms of the completed definitive agreement, subsidiaries of Strathmore and Sumitomo have formed a 60/40 limited liability company (LLC) to effect the joint venture. Under the agreement:

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Sumitomo will pay Strathmore an additional US$900,000 as part of its initial US$1,000,000 total cash payment to Strathmore for entering the joint venture agreement. US$100,000 was previously paid pursuant to the previously executed Exclusivity Agreement;

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The initial purpose of the joint venture will be to undertake and complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the feasibility study;

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Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo elects to participate in the development, it will make a pre-determined additional lump sum contribution to Strathmore. Following a positive investment decision by both parties, Strathmore and Sumitomo will together pursue through the joint venture the development and mining of uranium within and at the Roca Honda project;

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Strathmore and Sumitomo will enter into a Sales and Marketing Agreement whereby Sumitomo will market U3O8 produced from the project; and

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Sumitomo will have the right to enter into new projects that Strathmore undertakes as a joint venture partner in New Mexico.

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New Mexico Properties  (Cont’d)

During the period, the Company continued permitting activities at Roca Honda which began in 2006. The installation of four monitor wells was begun. Each well will be drilled to depths of approximately 2,000 feet (610 m) and will enable the Company to obtain vital geologic and hydrologic information, in addition to further defining the ore body and providing samples for initial mill process studies. On completion, pump tests will be performed on each of the four wells to determine baseline water quality. Planning for the installation of meteorological and radiological monitoring stations was begun, which will allow of the collection of background data for mine design and operations planning and to support mill process design currently underway. The planning process for the construction of a mill in New Mexico to support the Roca Honda resource is also continuing. Initial site studies for the mill and tailings, as well as mill process design investigations, supported by the current drilling program are underway.

During installation of the second monitor well, a new uranium zone was discovered. This zone is located in Section 16, a previously unexplored area of the property. The well returned several intercepts as follows:

S2-Jmw-CH-07  Uranium Intercepts (eU3O8)

Interval (ft)	Thickness (ft)	Grade %	GT	Sand Unit	lbs U3O8 / ton
1731 – 1734	3.0	0.16	0.48	A	3.2
1748 – 1757	9.0	0.56	5.08	A	11.2
1792 – 1793.5	1.5	0.20	0.30	B1	4.0

Dalton Pass

The Dalton Pass property comprises approximately 1320 acres (534 Hectares) of federal lode mining claims. In July, the Company signed a Letter-of-Intent (LOI) with Nu-Mex Uranium (NUMX – OTCBB) to explore and develop the Dalton Pass Property. Subsequent to the end of the 9-month period, the Company and Nu-Mex completed the agreement on the property. Under the final agreement, the Company has granted Nu-Mex the right to earn-in a 65% interest in the project by:

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Paying to Strathmore $250,000; and

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Incurring a total of $16,750,000 in work commitment expenditures on the Dalton Pass property and make additional payments totaling $1,000,000 in cash or stock under the following schedule:

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A $1,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the first year;

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An additional $2,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the second year;

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An additional $2,750,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the third year;

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An additional $3,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the fourth year;

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An additional $4,000,000 work commitment expenditure in the fifth year, and

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An additional $4,000,000 work commitment expenditure in the sixth year.

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Dalton Pass  (Cont’d)

Nu-Mex will earn a 25% interest in the property once Nu-Mex has completed its commitments of $1,000,000 in cash/stock and work of US$8,750,000 on or before the anniversary of the fourth year. Nu-Mex will earn an additional 40% interest in the Property once Nu-Mex has completed its additional commitments of US$8,000,000 in work on or before the anniversary of the sixth year. Following the sixth anniversary of the closing date, or other mutually agreed upon time, the Operator will retain a third party engineering firm to prepare a Bankable Feasibility Study. Should the third party evaluation result in a positive recommendation, Strathmore and Nu-Mex will then proceed with their pro-rata payments under the proposed joint venture agreement to further develop the project. Strathmore will have up to 90 days after the date the Bankable Feasibility report is delivered to elect whether or not to earn back a 16% undivided interest in the Property by paying US$8,000,000 to Nu-Mex, providing Nu-Mex has met all its obligations to earn 65%.

Nose Rock

The Nose Rock property consists of approximately 5,000 acres (2,023 hectares) of land located in the Grants Mineral Belt. In September, the Company completed a formal option and joint venture agreement with Nu-Mex Uranium Resources Inc. (NUMX – OTCBB) to explore and develop the Nose Rock project.

Under the final agreement, the Company has granted Nu-Mex the right to earn-in a 65% interest in the project by:

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Nu-Mex paying Strathmore $250,000 on closing and issue to the limited liability company to be formed to consummate this joint venture between the parties 5,000,000 common shares in the capital stock of Nu-Mex; and

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Nu-Mex will incur a total of $44,500,000 in work commitment expenditures in accordance with the following schedule:

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$1,000,000 in work commitment expenditures in each of the first and second years;

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an additional $1,500,000 in work commitment expenditures in the third year;

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an additional $10,000,000 in work commitment expenditures in each of the fourth, fifth and sixth years; and

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an additional $11,000,000 in work commitment expenditures in the seventh year.

Nu-Mex will earn a 25% interest in the Nose Rock Project once Nu-Mex has completed the work commitments of US$13,500,000 required on or before the anniversary of the fourth year. Nu-Mex will earn an additional 40% interest in the Nose Rock Project once Nu-Mex has completed the additional work commitments (US $31,000,000) required on or before the anniversary of the seventh year. Strathmore has the right to pay US$25,000,000 to earn back a 16% interest in the Nose Rock property if it so chooses. The agreement contemplates that after the fourth year, and provided Nu-Mex has fulfilled its commitments, the parties shall review all work completed and prepare an independent NI 43-101 compliant technical report and resource calculation.

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Marquez Property

In September, the Company entered into a binding Letter of Intent to acquire the Marquez Uranium Property. Marquez is located in McKinley and Sandoval Counties, New Mexico, on the eastern edge of the Grant’s Uranium District in northern New Mexico.

The Marquez Property comprises 14,582 acres (approximately 5,900 Ha), and includes the western extent of the historically known Marquez/Bokum ore body.  The property was previously explored during the 1970s and 1980s by Kerr-McGee Resources Corporation, which was one of the largest uranium mining companies in the world.  Kerr-McGee drilled in excess of 390 exploratory bore holes (>800,000 feet total drilling) on the main property. In the late 1970s Kerr-McGee began mine development operations. Production was expected to begin during the early 1980s by conventional underground mining methods, but the property was abandoned when the uranium priced collapsed.

Uranium mineralization on the Marquez Property is hosted as “roll-front” deposits within sandstone units of the West Water Canyon Member of the Jurassic Morrison Formation. The property contains an estimated 2,754,000 tons averaging .17% for a historical resource totaling 9,362,000 lbs U3O8. The historical resource estimate is not NI 43-101 compliant and was calculated using the circle-tangent method, based on a cut-off grade of 0.10% and a minimum thickness of 6 feet. The foregoing historical resource estimates were completed prior to the implementation of NI 43-101. A qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource.

In 2004, Strathmore acquired all pertinent historical data for the Marquez Property from Rio Algom Mining Corp. This valuable information made up part of the data base that was included in the Roca Honda and Church Rock property acquisitions. The Company’s geologists and engineers have begun reviewing all the pertinent geologic, mining and exploration data on the Marquez project. The preparation of a NI 43-101 technical report and updated resource estimate is expected for later this year.

Wyoming Properties

Gas Hills Properties

Subsequent to the quarter ending September 30th, Strathmore announce announced that it had increased its land holdings in the Gas Hills to in excess of 29,000 acres (5,600 ha). The Company is now the largest land holder of uranium properties in the Gas Hills, which includes a 100% interest in six near-surface open pit deposits with historical resources. As a result, the Gas Hills now makes up the Company’s core uranium land holdings in Wyoming, Permitting has been underway since late 2006, and first production is expected to begin by 2009-10. The deposits include George-Ver, Loco-Lee, Bullrush, Frazier LeMac, Andria and Day Loma. (See below:  Uranium Resources Summary by Property for additional detail)

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Jeep Property

The Jeep Property comprises approximately 3,140 acres (1,270 hectares) in the Gas Hills Uranium District as the Company added 54 lode claims to the project. In August, the Company completed a formal joint venture agreement with Yellowcake Mining (YCKM – OTCBB) which grants Yellowcake the exclusive right to earn a 60% interest in the property in consideration of US$10,000,000 in expenditures by Yellowcake under the following schedule:

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Yellowcake will spend US$250,000 on or before the first anniversary of closing;

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An additional US$1,250,000 on or before the second anniversary of closing;

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An additional US$1,500,000 on or before the third anniversary of closing;

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An additional US$2,000,000 on or before the fourth anniversary of closing;

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An additional US$2,000,000 on or before the fifth anniversary of closing;

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An additional US$3,000,000 on or before the sixth anniversary of closing.

Yellowcake will have earned a 25% interest in the property once it has expended US$1,500,000 on the property. Strathmore will remain operator of the project until Yellowcake has completed its 60% earn-in commitment. Thereafter, Yellowcake will become operator. Strathmore retains the right to earn back an additional 11% undivided interest in the property up to 90 days after receiving a Bankable Feasibility Study by reimbursing Yellowcake’s expenditures on the property.

The joint venture between Strathmore and Yellowcake completed 40 exploratory drill holes totaling 13,335 feet (4,000 meters). The primary target of the drilling was the Eocene Wind River Formation’s Puddle Springs Arkose Member where uranium mineralization is found at depths of 250-350 feet, within a favorable sandstone environment.  The drill program was successful in extending the existing mineralized zone 1,000 feet into previously unexplored ground. The mineralized zone has also now divided into three, distinct, mineralized horizons all of which have the potential to develop recoverable “roll-front” uranium.  The 2007 drilling identified mineralized intervals from 4.5 to19 feet thick. Thirteen of the 39 holes completed (one lost hole) or 33% contained intercepts above the minimum cutoff of 0.02% U3O8 grade. The highest grade logged was .5 feet grading .36% eU3O8 within a 12.5 feet interval grading 0.058% eU3O8.  All holes had gamma signatures that were useful in tracking the “roll front” development.  The results will be analyzed this winter, new uranium resources will be calculated and additional, drilling will be planned next season to expand the area of known mineralization.

Sky Property

The Sky Property consists of 50 unpatented mining claims totaling 1,033 acres (418 hectares) located in the Gas Hills Uranium District. Sky is Strathmore’s first project in Wyoming to begin data collection activities for permitting purposes. In August 2007, Strathmore and Yellowcake Mining (YCKM – OTCBB) completed a formal Joint Venture Agreement on the property to finance the development of the property. The intent is to develop the Sky project as a satellite ISR operation.

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Sky Property (Cont’d)

Under the Joint Venture Agreement, Yellowcake will provide up to US$7,500,000 in development expenditures over four years to earn a 60% interest in the project.  Yellowcake will be obligated to spend $500,000 in the first year, $2,000,000 in the second year, $2,000,000 in the third year, and $3,000,000 in the fourth year of the agreement. Yellowcake will have earned 25% once they have spent $2,500,000, with the balance of $5,000,000 expenditure amounts earning the additional 35%. Strathmore will be the operator until Yellowcake has earned in its 60% interest. In addition, Strathmore retains the right to earn back 11% of the project by paying $7,500,000 to Yellowcake within 90 days of the completion of a bankable feasibility study.

Pine Tree – Reno Creek Project

The project consists of approximately 16,000 acres (6,475 hectares) located in the central Powder River Basin in Campbell County, Wyoming. In September 2007, the Company completed a formal Joint Venture Agreement with American Uranium Corporation (“AUC”) (AUUM -OTCBB) over several nearby properties (Pine Tree, Four Mile Creek, West Reno, State and Private leases).

Under the terms of the final agreement, AUC is entitled to the sole and exclusive right to earn a 60% interest in the Pine Tree-Reno Creek Project. The terms of the transaction are summarized as follows:

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AUC will reimburse Strathmore 100% of all reasonable expenditures incurred by Strathmore relating to the Pine Tree-Reno Creek Project, to a maximum of $300,000, plus any additional funds spent by Strathmore for the purpose of acquiring any additional property leases from the date of the LOI to the closing of this JV agreement;

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AUC will issue to Strathmore 6,000,000 common shares in the capital stock of AUC;

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Once AUC has spent a total of US$5,000,000 in the first 3 years of the agreement, it will have earned an initial 22.5% interest in the Pine Tree-Reno Creek Project. In addition, AUC will have satisfied the requirements of earning joint venture partner status with Strathmore.

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AUC will incur a total of $33,000,000 in expenditures on the Pine Tree-Reno Creek Project over a 6 year period, subject to the project having at least 13 million lbs of U3O8.

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Following the third anniversary of the closing date, Strathmore will retain an independent third party firm to calculate the resource. If the third party evaluation is less than 13 million lbs. U308, then the remaining US$28 million that AUC must spend on the Pine Tree-Reno Creek Project between the 3rd and 6th anniversary of closing will be reduced proportionately.

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Strathmore will remain operator of the project until AUC has completed its 60% earn-in commitment.

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Strathmore has retained a right to earn back 11% of the Project whereby it will have up to 90 days of a bankable feasibility study by paying $14,000,000 to AUC.

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Juniper Ridge Project

The Juniper Ridge Property is located in the Poison Basin Uranium District of south-central Wyoming. The Company added 73 lode mining claims to the project during the summer, bringing the total number there to 201 claims in addition to one State of Wyoming Mineral Lease.  The project now totals 4,793 acres (1,940 Hectares).

The Juniper Ridge Project has an inferred historical resource of 2,750,000 tons grading 0.10% U3O8 grade for 5,500,000 pounds. This inferred resource is not NI 43-101 compliant. Permitting activities on the property are ongoing. The Joint Venture recently received permits to begin the installation of six wells to monitor groundwater.  Upon completion, pump tests will be performed to determine the hydrologic characteristics and samples will be obtained to determine baseline water quality.  Drilling and installation activities are scheduled for spring 2008. In addition, plans for extensive exploration drilling to increase the extent of the known mineralization are under preparation.

New Rock Claims

In July 2007, the Company entered into a Binding Letter of Intent to purchase the New Rock Claims ore body, located in the Gas Hills Uranium District, from Elmhurst Financial Group Inc. The property consists of approximately 740 acres (300 hectares) and is located 2 to 3 miles northeast of the Company’s George-Ver and Frazier LeMac deposits.

Under the acquisition agreement, the Company will acquire additional nearby lode mining claims owned by Elmhurst. Elmhurst will retain a 5% production royalty on all mining claims acquired by the Company. For the New Rock Claims, Strathmore has agreed to an advanced royalty payment to Elmhurst of US$0.75 per pound against this production royalty. The total to be paid will be based on a new in-house resource calculation using measured and indicated categories with a 0.40 GT (Grade X Thickness; %ft) cutoff. For example, a 10’ thickness grading 0.05% U3O8 equates to a 0.50 GT cutoff, which exceeds the 0.40 minimum GT cutoff. The ore computation would be included in the advance royalty calculation. Payment is to be made 30 days after calculations are finalized.

The New Rock claims were previously explored during the 1960s and 1970s by Union Carbide Corporation and Adobe Oil and Gas. Related documents show the New Rock property contains an estimated 900,000 tons averaging 0.05% for a historical resource totaling 900,000 pounds U308 (Not 43-101 compliant). The ore deposit lies near the old Rim Pit which was mined during the 1970s by Pathfinder (now AREVA) and Union Carbide using open-pit methods. Strathmore has begun assembling a new data base and will immediately begin preparation of the new in-house resource calculation.

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Uranium Resources Summary by Property

The following table updates the Company's uranium resources as of June 30, 2007. Several of the properties listed below have not been discussed on previous occasions, and the Company is pleased to provide an update on the significant uranium assets in the property portfolio. Additions and changes are anticipated over the following year as drilling databases are acquired and analyzed. The table includes NI 43-101 compliant (Measured and Indicated, and Inferred), and historical resources as defined by the results of exploration completed by previous mining companies. The discussion following the table revisits previously released information and adds the new historical resources where appropriate.

Location	Previous Operator	Resource Classification	Tonnage	Grade % U3O8	Lbs/U308

Church Rock, New Mexico	Kerr McGee	NI 43-101 Measured & Indicated NI 43-101 Inferred	6,221,467 1,950,560	.10 .09	11,848,007 3,525,342
Roca Honda, New Mexico	Kerr McGee	NI 43-101 Measured & Indicated NI 43-101 Inferred	3,782,000 4,546,000	.23 .17	17,512,000 15,832,000
Nose Rock, New Mexico	Phillips Uranium	Historical: Demonstrated	6,694,217.135		18,230,955
Dalton Pass, New Mexico	Pathfinder	Historical: Demonstrated Historical: Inferred	3,470,000 459,000	.07 .085	4,735,000 765,000
Roca Honda North, New Mexico	Kerr McGee	Historical: Demonstrated	86,000.18		312,000
West Largo, New Mexico Sec. 2 13N 9W (state lease)	Kerr McGee	Historical: Demonstrated	10,000.16		32,000
Copper Mountain, Wyoming	Rocky Mountain Energy	Historical: Inferred & Indicated	45,570,000.027		24,607,800
Sky Project, Wyoming	Exxon & Pathfinder	NI 43-101 Indicated NI 43-101 Inferred	668,688 55,086	.07 .05	948,098 54,496
Pine Tree, Wyoming	Pathfinder	Historical: Demonstrated Historical: Inferred	1,947,000 625,000	.07 .06	2,646,000 750,000
Sec. 36 (Reno Creek) Wyoming	TVA	Historical: Demonstrated	1,300,000.05		1,300,000
West Reno (Reno Creek) Wyoming	Rocky Mountain Energy	Historical: Demonstrated	3,571,000.056		4,000,000
SWD Claims Area, Wyoming	Utah International/Pathfinder	Historical: Demonstrated Historical: Inferred	497,000 271,000	.09 .08	944,000 400,000

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Uranium Resources Summary by Property (Cont’d….)

Location	Previous Operator	Resource Classification	Tonnage	Grade % U3O8	Lbs/U308

FMC Claim Area, Wyoming	Rocky Mountain Energy	Historical: Demonstrated	1,992,000.09		3,670,000
Ketchum Buttes, Wyoming	Pathfinder	Historical: Demonstrated	1,135,000.064		1,454,900
Red Creek, Wyoming	Urangesellschaft	Historical: Inferred	2,750,000.10		5,500,000
Gas Hills (Bullrush, Loco-Lee, George-Ver), Wyoming Andria East Day Loma	Federal American Partners Federal American Partners Energy Fuels	Historical: Measured & Indicated Historical: Measured & Indicated Historical: Proven & Probable	6,131,504 739,565 450,096	.069 .06 .21	8,440,490 949,100 1,940,945
Gas Hills (Frazier LeMac), Wyoming	Pathfinder	Historical: Demonstrated	696,327.11		1,522,000
Gas Hills, (Jeep), Wyoming	Federal American Partners	Historical: Demonstrated Historical: Inferred	210,970 85,545	.078 .077	329,112 133,341
Chord, South Dakota	Union Carbide	Historical: Demonstrated	1,727,000.11		3,800,000

The foregoing historical resource estimates presented in this table were completed prior to the implementation of the NI 43-101 requirement. Given the quality of the historic work completed, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify these historic mineral resources as current mineral resources; and is not treating the historic resources as current. Hence, they should not be relied upon.

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Deferred Exploration Costs

For the nine months ended September 30, 2007, the Company spent $10,663,875 on exploration and development as follows:

	Canada	USA	Peru	Total

As at December 31, 2005	$2,795,945	$ 615,277	$ 159,768	$3,570,990
Geology	714,556	2,819	761	718,146
Geophysics	2,527,239	-	-	2,527,239
General expenses	62,172	130,263	37,633	230,068
Lab analysis & sampling	19,990	-	-	19,990
Property fees	181,430	514,003	30,276	725,709
Personnel time	1,743,786	1,582,897	131,355	3,458,038
Travel	506,005	159,605	30,224	695,834

As at December 31, 2006	$8,551,133	$3,004,864	$ 390,017	$11,946,014

Access	-	5,263	-	5,263
Drilling	483,255	214,460	-	697,715
Engineering	-	339,084	479	339,563
Environmental	-	76,514	-	76,514
Equipment & vehicle rental	518,757	8,895	949	528,601
Facilities/Construction	29,851	1,234	-	31,085
Geology	1,536,354	51,084	-	1,587,438
Geophysics	1,150,058	-	-	1,150,058
General expenses	133,674	86,766	10,240	230,680
Health & safety	-	1,363	-	1,363
Property fees	552,958	251,169	45,674	849,801
Permitting/Regulatory	104,916	168,933	-	273,849
Personnel time	844,605	766,687	70,547	1,681,839
Travel	103,028	90,192	10,584	203,804
Water rights		1,770	-	1,770

As at July 17, 2007, date of spin out (Note 6)	$14,008,589	$5,068,278	$ 528,490	$19,605,357

Transfer to Fission Energy Corp	(14,008,589)	-	($528,490)	(14,537,079)

Access	-	30	-	30
Drilling	-	3,398,596	-	3,398,596
Engineering	-	281,691	-	281,691
Environmental	-	153,766	-	153,766
Equipment & vehicle rental	-	3,820	-	3,820
Facilities/Construction	-	1,064	-	1,064
Geology	-	96,306	-	96,306
Geophysics	-	6,786	-	6,786
General expenses	-	14,621	-	14,621
Health & safety	-	8,101	-	8,101
Legal	-	35,646	-	35,646

-Continued-

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Deferred Exploration Costs (cont’d…)

	Canada	USA	Peru	Total
Continued…

Metallurgy	-	5,034	-	5,034
Property fees	-	435,309	-	435,309
Permitting/Regulatory	-	344,359	-	344,359
Personnel time	-	218,485	-	218,485
Radiation protection	-	2,623	-	2,623
Travel	-	64,465	-	64,465
Water rights	-	11,650	-	11,650

	-	10,150,630	-	10,150,630

Costs recovered		(2,077,820)		(2,077,820)

As at September 30, 2007	$ -	$8,072,810	$ -	$8,072,810

Results of Operations

General and administrative expenses increased from $2,426,891 for the nine months ended September 30, 2006 to $5,492,455 for the nine months ended September 30, 2007, as the activity of the Company increased significantly as it expanded to take advantage of rising uranium prices. The Company also acquired additional properties and completed several joint-venture agreements, both of which led to higher costs related to these agreements. The loss for the current nine month period totaled $3,046,541, an increase from the $1,383,271 recorded in the nine months ended September 30, 2006. Other Items included Interest Income of $987,959, compared to $883,227 recorded in the prior nine month period, which was due to higher cash balances. The Company also recorded a Foreign Currency Loss of $77,593 due to unfavorable changes in exchange rates. During the current period, the Company also had a Realized Loss on Investments of $87,698 and an Unrealized Loss on Investments of $117,562 due to a decline in value of the Company’s short-term investments. The Loss before Income Taxes was $4,783,897, although Future Income Tax Recovery of $1,737,356 led to the Loss for the Period of $3,046,541, or $0.04 per share, compared to a Loss of $1,383,271, or $0.02 per share, in the prior 9 month period.

The Company expects general and administrative expenses to continue to increase as the Company becomes more active in all geographic regions and hires additional employees. (See the financial statements dated September 30, 2007 for a complete listing)  The Company now maintains 3 full-time offices. Headquartered in Kelowna, British Columbia, the Company also has an exploration and development office Riverton, Wyoming and a mine development office in Santa Fe, New Mexico.

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Selected Annual Information

	2006	2005	2004

Loss for the year	$(2,310,688)	$(1,622,502)	$(1,994,210)

Total assets	53,490,354	30,770,777	12,057,343

Total liabilities	724,055	185,647	74,733

Shareholders’ equity	52,766,299	30,585,130	11,982,610

Basic and diluted loss per share	(0.03)	(0.03)	(0.08)

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Net Income (loss)	(218,878)	(557,802)	(385,489)	(460,333)
	Net Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Net Income (loss)	(500,780)	(745,149)	(137,342)	(927,417)
	Net Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

2007	Net Income (loss)	(1,042,772)	(1,325,342)	(2,010,938)
	Net Income (loss) per share	(0.01)	(0.02)	(0.03)

Liquidity

As of September 30, 2007, the Company had working capital of $19,680,851, including Cash and Equivalents of $3,015,689 and Short-term Investments of $15,973,545. The Short-term investments have no exposure to sub-prime mortgage paper, and is invested in a diversified fixed income portfolio of government backed and corporate securities. The Company does not have any operating revenues as a junior resource company engaged in mineral exploration and development. The Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only from investment income on cash reserves held.  The Company expects investment income on cash balances to be the only source of its income for the next several years. The Company expects to rely upon equity financing as its primary source of funding.

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Financing, Principal Purposes and Milestones

During the 9-month period ended September 30, 2007, the Company conducted no placements of its common shares. 596,000 common shares were issued pursuant to the exercise of options for proceeds of $1,009,400; 1,179,364 common shares were issued pursuant to the exercise of warrants for proceeds of $2,770,252; and 100,000 common shares were issued for acquisition of mineral property interests.

The Company also completed its Form 20-F Registration in the United States, and is now a fully reporting issuer with the United States Securities and Exchange Commission. This voluntary registration requires the Company to submit timely filings under Form 6-K and an annual filing under Form 20-F, and places the Company under the regulatory jurisdiction of the SEC. Management believes that such increased availability of corporate data will assist investors in the United States to better evaluate the Company. Strathmore is also presently reviewing alternatives for an exchange listing in the United States.

Capital Resources

For the nine months ended September 30, 2007, the Company had not entered into any property option agreement that require the Company to meet certain yearly exploration expenditure requirements. With the exception of the Company’s Roca Honda property, exploration partners are required fund exploration in advance of expenditure. Over five years, the Company will fund 60%  of  a $US 27.2 million feasibility study for Roca Honda.

Outstanding Share Data

As at November 20, 2007, the Company has 72,531,911 common shares issued and outstanding. The Company also has 6,129,000 incentive stock options ranging in exercise price from $1.40 to $2.96 per share and 541,325 share purchase warrants for an exercise price of $2.39 per share.

Transactions with Related Parties

During the nine months ended September 30, 2007, the Company paid or accrued management consulting fees in the amount of $152,173 and a bonus in the amount of $127,104 to a company controlled by Devinder Randhawa, the Chairman and Chief Executive Officer of the Company. Management consulting fees of $103,924 and a bonus in the amount of $63,402 were paid or accrued to a company controlled by an officer, Steven Khan, for services provided to the Company. David Miller, the President and Chief Operating Officer, received $167,869 and a bonus in the amount of $127,380 for his services. Bob Hemmerling, the Secretary of the Company, received $79,500 for his services. Patrick Groening, the Chief Financial Officer, received $83,357 and a bonus of $31,845 for his services. Ray Larson, a Director of the Company, received $11,601 for his services. Dieter Krewedl, a Director of the Company, received $10,590 for his services. In addition, Directors’ fees in the amount of $25,500, $23,000, $26,000, $22,000 and $26,500 were paid to Devinder Randhawa, David Miller, Dieter Krewedl, Ray Larson, and Mike Halvorson, respectively.

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Transactions with Related Parties (Cont’d)

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of September 30, 2007, and concluded that the current disclosure controls and procedures are effective.

During the interim period ended September 30, 2007, the Company made changes to its systems of internal controls that did not materially affect internal control over financial reporting.

Subsequent Events

Subsequent to September 30, 2007, the Company:

a)

On October 22, 2007, Strathmore’s subsidiary, Strathmore Resources (US) Ltd., completed a formal option and joint venture agreement with Nu-Mex Uranium Resources Inc. (“Nu-Mex”) to explore and develop Strathmore’s Dalton Pass properties (the “Dalton Pass” project). The agreement terms grant Nu-Mex exclusive rights to earn a 65% interest in the Dalton Pass project. Under the terms of the transaction, Strathmore received US$250,000. Nu-Mex has committed to US$16,750,000 in property expenditures and additional cash payments of US$1,000,000 over six years.  Strathmore retains the right to earn back a 16% interest in the project for a period of 90 days after the completion of a Bankable Feasibility Report by paying US$8,000,000 to Nu-Mex , providing Nu-Mex has met all of its obligations required to earn a 65% interest.

b)

25,000 common shares valued at $2.62 were issued to an arms-length party pursuant to the acquisition of a geological database in the Gas Hills area of Wyoming.

c)

In October 2007, Strathmore acquired an additional 13,900 acres (5,625 hectares) in the Gas Hills Uranium District, Wyoming. The lands were added by staking 658 claims and acquiring one State of Wyoming Mineral Lease.

d)

In November 2007, Strathmore completed the acquisition of the New Rock Hill Uranium Mine and associated mining claims in Wyoming from the Elmhurst Financial Group. The project is located northeast of the Company’s 100% owned George-Ver deposit in the Gas Hills District, and totals 3,200 acres (1,295 hectares).

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